UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                                 AMENDMENT NO. 1

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934 *

                            FACTORY 2-U STORES, INC.
                            ------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)

                                    306889403
                                    ---------
                                 (CUSIP Number)

                              MARK S. BERGMAN, ESQ.
                  PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP
                          ALDER CASTLE, 10 NOBLE STREET
                         LONDON EC2V 7JU, UNITED KINGDOM
                                 44 20 7367 1600
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)

                                JANUARY 21, 2004
                                ----------------
                     (Date of Event which Requires Filing of
                                 this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
1.       Name of Reporting Person

                  Quilvest American Equity, Ltd.
--------------------------------------------------------------------------------
2.       Check The Appropriate Box If A Member of A Group       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3.       Sec Use Only


--------------------------------------------------------------------------------
4.       Source of Funds

                  OO
--------------------------------------------------------------------------------
5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To
         Item 2(d) Or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  British Virgin Islands
--------------------------------------------------------------------------------
                        7.      Sole Voting Power:              -0-
Number of
Units                   --------------------------------------------------------
Beneficially            8.      Shared Voting Power:            -0-
Owned By
Each                    --------------------------------------------------------
Reporting               9.      Sole Dispositive Power:         -0-
Person
With                    --------------------------------------------------------
                        10.     Shared Dispositive Power:       -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-
--------------------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented By Amount In Row (11)

                  0%
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                  CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person

                  Quilvest Overseas, Ltd.
--------------------------------------------------------------------------------
2.       Check The Appropriate Box If A Member of A Group       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3.       Sec Use Only


--------------------------------------------------------------------------------
4.       Source of Funds

                  OO
--------------------------------------------------------------------------------
5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To
         Item 2(d) Or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  British Virgin Islands
--------------------------------------------------------------------------------
                        7.      Sole Voting Power:              -0-
Number of
Units                   --------------------------------------------------------
Beneficially            8.      Shared Voting Power:            -0-
Owned By
Each                    --------------------------------------------------------
Reporting               9.      Sole Dispositive Power:         -0-
Person
With                    --------------------------------------------------------
                        10.     Shared Dispositive Power:       -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-
--------------------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented By Amount In Row (11)

                  0%
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                  CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1.       Name of Reporting Person

                  Quilvest S.A.
--------------------------------------------------------------------------------
2.       Check The Appropriate Box If A Member of A Group       (a)     [_]
                                                                (b)     [_]

--------------------------------------------------------------------------------
3.       Sec Use Only


--------------------------------------------------------------------------------
4.       Source of Funds

                  OO
--------------------------------------------------------------------------------
5.       Check Box If Disclosure of Legal Proceedings Is Required Pursuant To
         Item 2(d) Or 2(e)
                                                                        [_]
--------------------------------------------------------------------------------
6.       Citizenship or Place of Organization

                  Luxembourg
--------------------------------------------------------------------------------
                        7.      Sole Voting Power:              -0-
Number of
Units                   --------------------------------------------------------
Beneficially            8.      Shared Voting Power:            -0-
Owned By
Each                    --------------------------------------------------------
Reporting               9.      Sole Dispositive Power:         -0-
Person
With                    --------------------------------------------------------
                        10.     Shared Dispositive Power:       -0-

--------------------------------------------------------------------------------
11.      Aggregate Amount Beneficially Owned By Each Reporting Person

                  -0-
--------------------------------------------------------------------------------
12.      Check Box If The Aggregate Amount In Row (11) Excludes Certain Shares

                                                                        [_]
--------------------------------------------------------------------------------
13.      Percent of Class Represented By Amount In Row (11)

                  0%
--------------------------------------------------------------------------------
14.      Type of Reporting Person

                  CO
--------------------------------------------------------------------------------

                         AMENDMENT NO. 1 TO SCHEDULE 13D

         This Amendment No. 1 amends and supplements Item 5 of the Schedule 13D filed on October 3, 2003.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         On January 20, 2004, QAE sold 154,134 Common Shares at a price of $0.40 per share. On January 21, 2004, QAE sold 1,426,387 Common Shares, at an average price of approximately $0.33 per share. Accordingly, effective January 21, 2004, none of the Reporting Persons beneficially owns any Common Shares.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2004

                                   QUILVEST AMERICAN EQUITY, LTD.


                                   By:  /s/ Christian Baillet
                                        ---------------------------------------
                                        Name:   Christian Baillet
                                        Title:  Chairman

                                   By:  /s/ Carlo J. Hoffmann
                                        ---------------------------------------
                                        Name:   Carlo J. Hoffmann
                                        Title:  Treasurer



                                   QUILVEST OVERSEAS, LTD.


                                   By:  /s/ Christian Baillet
                                        ---------------------------------------
                                        Name:   Christian Baillet
                                        Title:  Chairman

                                   By:  /s/ Carlo J. Hoffmann
                                        ---------------------------------------
                                        Name:   Carlo J. Hoffmann
                                        Title:  Treasurer



                                   QUILVEST S.A.


                                   By:  /s/ Christian Baillet
                                        ---------------------------------------
                                        Name:   Christian Baillet
                                        Title:  Chief Executive Officer

                                   By:  /s/ Carlo J. Hoffmann
                                        ---------------------------------------
                                        Name:   Carlo J. Hoffmann
                                        Title:  Secretary General